Simpson Thacher & Bartlett LLP

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VIA EDGAR

November 15, 2024

Re:	EQT Infrastructure Company LLC
Registration Statement on Form 10-12G
Filed September 20, 2024
File No. 000-56691

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Infrastructure Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), originally filed with the Commission on September 20, 2024. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated October 17, 2024 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Item 1. Business, page 1

1.

Comment: Please elaborate on the nature of the business of the portfolio companies you intend to acquire, own, or control primarily through Joint Ventures. For example, you state that you intend to focus on portfolio companies operating in the infrastructure space in the geographies and infrastructure sectors where EQT is active and you reference various EQT business segments such as EQT Real Assets. Please substantially revise to include more fulsome details here and elsewhere to provide investors with a better understanding of your business model. In addition, we note your disclosures elsewhere that you may invest

Securities and Exchange Commission	2	November 15, 2024

in various securities, including loans and other forms of debt, convertible securities, commercial mortgage-backed securities, and residential mortgage-backed securities. Please revise to explain how these types of investments fit within your investment strategy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 6.

Acquisition opportunities alongside EQT Vehicles, page 6

2.

Comment: Please revise to more clearly explain whether there is a formal allocation policy between you and the Other Vehicles of EQT, quantify the number of Other Vehicles that have priority over you for investments, and disclose the amounts that such Other Vehicles have available for investments in your targeted acquisition opportunities. In this regard, we note your statement that you “may only receive allocations of such portions of relevant acquisition opportunities which remain available once such Other Vehicle’s appetite for participating in such acquisition opportunities has been satisfied in full.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8. With respect to the number of Other Vehicles that have priority over the Company for acquisition opportunities and the amount of capital available for deployment of such Other Vehicles, the Company respectfully advises the Staff that it intends to enter into Joint Ventures with such Other Vehicles, and as such, the Company is not merely a source of capital to support acquisitions by such Other Vehicles. Even if Other Vehicles had an excess of capital available for deployment in respect of an acquisition opportunity, the Company may, and is expected to, subject to consideration of the factors set forth under the caption “Acquisition Opportunities Alongside EQT Vehicles” on page 7, be offered the opportunity to form a Joint Venture with such Other Vehicle in respect of such acquisition opportunity. Each Other Vehicle will generally have its own mandate, and its own guidelines with respect to its desired concentration in a given business sector, industry, and geographical region. To that end, the Company believes that the number of Other Vehicles and the capital available for deployment by them would not be helpful to the Company’s shareholders in determining prospective acquisition opportunities available to the Company. Additionally, as EQT continues to develop its business lines and as Other Vehicles are created, dissolved or their mandates are fulfilled, the amount available for deployment is expected to change materially from time to time.

Share Repurchases, page 15

3.

Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief.

Securities and Exchange Commission	3	November 15, 2024

To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3690.

Response:

Tender Offer Rules

The Company respectfully acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to its share repurchase plan. The Company believes that its share repurchase plan is not an “issuer tender offer” subject to the tender offer rules, including Rule 13e-4 and Regulation 14E, under the Exchange Act. This conclusion is based on an analysis of the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act.

As discussed in more detail below, the Company believes that repurchases of shares pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules are intended to address. The purpose of the Company’s share repurchase plan is to provide shareholders with ongoing liquidity. The terms of the share repurchase plan will be fully disclosed to potential investors prior to the purchase of the Company’s shares. Shareholders will be notified of the most recent quarterly transaction price and net asset value (“NAV”) per share for each class of shares through the Company’s website and toll-free information line, and/or through current or periodic reports filed by the Company. Shareholders will be given sufficient time after the transaction price is made available to submit their repurchase request or, if they had previously submitted their repurchase request, to withdraw such request if desired. The terms of the Company’s share repurchase plan, including full disclosure of the time in which to make decisions, withdrawal rights, and proration in the event a repurchase offer is oversubscribed, collectively reduce pressure on shareholders and mitigate the concerns that the tender offer rules were intended to address. Because the share repurchase plan is not an “issuer tender offer” based on an analysis of the Wellman factors, the structural protections generally afforded to shareholders under the tender offer rules are unnecessary for the protection of investors.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Company’s share repurchase plan should not be viewed as an “issuer tender offer” subject to the tender offer rules under the Exchange Act. Set forth below is an application of these factors to the share repurchase plan.

(i)	Active and widespread solicitation of public stockholders for the shares of an issuer. The Company will not engage in an active and widespread solicitation for

[1]	Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	4	November 15, 2024

the repurchase of its shares. The share repurchase plan will be described in the Company’s private placement memorandum (“PPM”), and any communications to shareholders identifying changes to the plan will be communicated through supplements to the PPM, current or periodic reports filed by the Company with the SEC, a press release and/or via the Company’s website. The Company respectfully submits that this disclosure is required by the Exchange Act and is provided to make shareholders aware of the plan’s existence, rather than to solicit the repurchase of shares. The Company will not make any other significant public communications about the share repurchase plan except as contained in or related to the PPM and its supplements, offering materials used in connection with the private placement of the Company’s shares, required communications in periodic and current reports filed under the Exchange Act, the dissemination of the quarterly transaction price and NAV per share of each class of shares on the Company’s website and toll-free information line, and communications required by the plan itself. Shareholders who desire to have all or a portion of their shares repurchased by the Company will do so of their own volition and not at the behest, invitation or encouragement of the Company. The Company will not solicit or encourage shareholders to request repurchase of their shares. The role of the Company in effectuating repurchases under the share repurchase plan will be ministerial and will merely facilitate the full or partial exit by shareholders from their investment in the Company.

(ii)

The offer to purchase is made at a premium over the prevailing market price. No premium will be paid over the prevailing market price by the Company for any shares repurchased. The repurchase price will be the quarterly transaction price for the class of shares being repurchased, less any applicable early repurchase fee, and the offering price will be the monthly transaction price for each class of shares, plus applicable selling commissions and dealer manager fees. Further, there will be no established regular trading market for the Company’s shares. The share repurchase plan will be terminated in the event the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market. Because there is no established trading market and the offering price and the repurchase price each quarter are identical (except that any applicable early repurchase fee may be deducted from, and selling commissions and dealer manager fees are not included in, the calculation of the repurchase price), this factor does not apply.

(iii)

The solicitation is made for a substantial percentage of the issuer’s stock. As noted above, the Company will not actively solicit repurchases under the share repurchase plan. The share repurchase plan limits repurchases in any calendar quarter to 5% of the Company’s aggregate NAV (measured using the average aggregate NAV attributable to shareholders as of the end of the immediately preceding calendar quarter). The Company respectfully submits that the presence of such limitations means there is no reasonable likelihood that the share repurchase plan will have the effect of the Company repurchasing a “substantial percentage” of its shares in any quarter. Under the share repurchase plan, the maximum number of shares that may be repurchased over any 12-month period will represent approximately 20% of the Company’s aggregate NAV.

Securities and Exchange Commission	5	November 15, 2024

As noted above, the Company’s share repurchase plan provides shareholders with a means of liquidity in respect of their investment in the Company. Accordingly, the Company respectfully submits that its share repurchase plan does not exist for the same reasons that issuers typically conduct tender offers. The Company intends to continuously raise capital through a continuous private offering and use the net proceeds to acquire, own and control portfolio companies. Repurchasing shares decreases funds available for such acquisitions and reduces the Company’s aggregate NAV, which creates a disincentive for the Company to seek to repurchase shares.

(iv)

The terms of the offer are firm, rather than negotiable. The terms of the Company’s share repurchase plan are firm with respect to the process by which shareholders may request repurchases. While the repurchase price is not negotiable, it is not fixed at the same amount for the duration of the share repurchase plan, but rather it is determined each quarter, under normal circumstances based on the prior quarter’s NAV per share determined using an established methodology. The Company believes, however, that this feature is not indicative of a tender offer because the firmness of the terms of the share repurchase plan will not increase pressure on shareholders to request repurchase of their shares, as repurchases will be made at the applicable NAV per share. The pressure on shareholders that Rule 13e-4 attempts to reduce is that which is caused by “a high premium with the threat that the offer will disappear as of a certain time.”[2] Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the coercive pressure on shareholders. However, as previously discussed, the Company’s share repurchase plan will not offer shareholders a premium for their shares and the Company intends that the share repurchase plan will exist indefinitely (subject to the authority of the Company’s board of directors in its reasonable discretion to suspend the plan under specified circumstances or to make modifications to promote its proper and fair operation).

Additionally, the Company believes that NAV-based pricing for its repurchase program should have the effect of mitigating pressure because shareholders will know that they can request to have their shares repurchased by the Company at the end of any quarter, under normal circumstances at the prior quarter’s NAV per share. In a typical tender offer, the issuer conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of repurchased shares, while minimizing the overall premium paid. Conversely, the Company, absent extenuating circumstances, will apply, each quarter, the same comprehensive set of valuation policies and procedures to determine the prior quarter’s NAV per share. The Company will have discretion in the determination of the repurchase price only in cases where it believes there has been a material change to the NAV per share since the end of the prior quarter. The Company expects such cases to be rare, and in such cases, will estimate the current NAV per share after giving effect to such material change. As noted above, the Company does not have an incentive to maximize repurchases of shares, and

[2]	See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

Securities and Exchange Commission	6	November 15, 2024

therefore has no incentive to set the repurchase price at a level that will maximize the chances of obtaining a desired volume of repurchased shares. Moreover, the quarterly repurchase price under the share repurchase plan will be based upon criteria that are beyond the control of the Company.

(v)

The offer is contingent on the tender of a fixed number of shares. The Company’s share repurchase plan is not contingent on a fixed number of shares being repurchased. Shareholders may choose to request the Company to repurchase none, all or a portion of their shares on a quarterly basis.

(vi)

The offer is open only for a limited period of time. The Company’s share repurchase plan is open for an indefinite period. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the share repurchase plan. This feature of the share repurchase plan makes it most unlike a tender offer. In addition, for each quarter, the window during which a repurchase request can be made will generally be at least 20 business days (from the first business day of the quarter until at least 10 business days after NAV is published). The transaction price will also be made available to investors via the Company website and current reports on Form 8-K at least 10 business days prior to the repurchase window closing. Investors will also have the opportunity to withdraw their repurchase request by the deadline of the repurchase window.

In addition, because shares will be repurchased on a pro rata basis in the event the quarterly volume limitations are reached or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, shareholders will be able to request repurchase for at least a portion of their shares regardless of the particular day during the quarter when the shareholder chooses to submit its repurchase request and therefore will not be pressured to request repurchases at the beginning of a quarter.

(vii)

The offeree is subjected to pressure to sell. As noted above, the Company will not encourage, invite, solicit or in any way pressure shareholders to participate in the share repurchase plan and will not offer to repurchase shares at a premium. The role of the Company in effectuating repurchases under the share repurchase plan will be purely ministerial. Because the share repurchase plan will have no set termination date, shareholders will not need to rush to make decisions regarding participation in the plan. If a quarterly repurchase limitation is reached during any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, all repurchases under the share repurchase plan for such quarter will be made on a pro rata basis. If a proration of shares submitted for repurchase is triggered under the share repurchase plan, it will automatically reopen in the next calendar quarter. In addition, the combination of (1) disclosure of the share repurchase plan as an integral part of the Company’s private offering at the time of the original investment decision with respect to Investor Shares, (2) the quarterly regularity of repurchases and (3) the NAV-based pricing of the repurchase price and the comprehensive policies and procedures for determining NAV, collectively will act together to decrease any coercive pressure on shareholders.

Securities and Exchange Commission	7	November 15, 2024

The Company acknowledges that some features of the share repurchase plan may, to a limited extent, encourage a shareholder to request repurchase of its shares at a particular time given the perpetual-life structure of the plan. For example, shareholders may feel pressure to request repurchase of their shares if they believe the Company may receive repurchase requests in a calendar quarter in excess of the established maximum amount for that quarter. However, the Company does not believe that these types of pressure are the types of pressure placed on offerees in a tender offer which the tender offer rules were intended to address. As noted above, the features of the Company’s share repurchase plan will be disclosed to purchasers of Investor Shares at the time they purchase shares. As such, shareholders will be informed of the terms of the share repurchase plan substantially in advance of the time of their decision to participate in the share repurchase plan, including that the Company may determine to repurchase fewer shares than have been requested to be repurchased in any particular quarter. Shareholders will not therefore be presented with a “new” investment decision at the time they become eligible to request that the Company repurchase their shares under the plan. Moreover, even if shareholders believe the Company may receive repurchase requests in a quarter in excess of the established maximum for that quarter or that the Company may determine to repurchase fewer shares than have been requested to be repurchased in any particular quarter, as a result of the plan’s proration mechanism, they will be assured that they will be able to request repurchase for at least a portion of their shares during that quarter, regardless of the particular day during the quarter when they choose to submit their repurchase requests.

(viii)

A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities. As noted above, the intent of the Company’s share repurchase plan is to provide the Company’s shareholders with ongoing liquidity, not for the Company to continuously reacquire its own shares. Although it is possible that the Company may be requested to repurchase a significant number of shares over an extended period of time depending on shareholders’ decisions to exit their investment in the Company, the presence of the 5% quarterly limitation means there is no reasonable likelihood that the share repurchase plan will result in a “rapid” accumulation of a large number of shares.

The Company will describe its share repurchase plan in the PPM and related offering materials, and to the extent applicable, in filings made pursuant to the Exchange Act. The Company will promptly inform shareholders, as required by the share repurchase plan, of any modification or suspension of the share repurchase plan. The Company will also file current or periodic reports disclosing the NAV per share of each class of shares and/or provide each quarter the transaction price and NAV per share of each class of shares on its website and toll-free information line. Nevertheless, the Company does not believe that its share repurchase plan is analogous to a publicly-announced acquisition plan which is followed by a rapid

Securities and Exchange Commission	8	November 15, 2024

accumulation of a large amount of stock. Although disclosure of the share repurchase plan as described above constitutes a public announcement of its existence and precedes any repurchase, the Company believes that any repurchase of shares that might occur will not be driven by pressure exerted by the Company, as the share repurchase plan imposes no deadline and offers no premium. Rather, any such accumulation would occur over time solely as a result of shareholders opting to exit from the investment at a particular repurchase price of their own volition without pressure or prompting by the Company, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or a premium are not tender offers within the meaning of Rule 13e-4, as shareholders are not subjected to the pressure the rule was designed to mitigate.[3]

Based on analysis of the eight factors discussed above, the Company believes that repurchases of the Company’s shares pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.

The Company notes that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Company considers a reasonable “totality of circumstances” analysis.4 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide shareholders with adequate information to make an informed investment decision in connection therewith.5

The Company believes that its share repurchase plan is not a tender offer even under a “totality of circumstances” analysis. Purchasers of Investor Shares will be provided full disclosure of the plan before they purchase shares and invest in the Company and are informed that participation in the share repurchase plan will be their primary liquidity option if they want to sell their shares. In addition, the perpetual-life structure of the Company’s share repurchase plan and the proration mechanism eliminate any undue pressure on shareholders that is typical in tender offers. The Company believes that the protections afforded to shareholders by the tender offer rules are not needed for

[3]

See Panter v. Marshall Field & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders “were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate”); Brascan, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), aff’d in relevant part, rev’d in part, 584 F.2d 1195, 1207 (2d Cir. 1978).

[4]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 57 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[5]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-57.

Securities and Exchange Commission	9	November 15, 2024

shareholders who participate in the share repurchase plan. The Company does not believe that a “substantial risk of ill-considered sales” made “by ill-informed shareholders” will exist for repurchases made under the share repurchase plan if the Rule 13e-4 procedural protections are not implemented.6

For the reasons described above, the Company believes that under a “totality of circumstances” analysis, the Company’s shareholders are not the “particular class of persons [that] need the protection of” the tender offer rules, in particular because the terms of the share repurchase plan will be fully disclosed at the time of purchase. Finally, courts have specifically mentioned full disclosure of the time in which to make investment decisions, withdrawal rights, and proration in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.7 We note that these protections are also inherent in the Company’s share repurchase plan (including the ability for shareholders to withdraw the repurchase request prior to the last business day of the repurchase window) even if Rule 13e-4 is inapplicable.

Consistent with Conditions of SEC No-Action Relief

The Company notes that the terms of its share repurchase plan are consistent with the conditions of relief granted by the Staff in prior no-action letters to non-listed vehicles that engage in continuous offerings and conduct NAV-based ongoing repurchase programs, except that repurchases will be conducted only on a quarterly, rather than a monthly, basis. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc., SEC No-Action Letter (September 12, 2016). As shown below, the Company’s plan contains each of these key features or substantially similar features.

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	EQT Infrastructure Company LLC

All material information relating to the repurchase plan will be fully and timely disclosed to all shareholders. The terms of the repurchase plan will be fully disclosed in the Company’s offering documents, and the most recently determined NAV per share for each class of the Company’s shares will always be available on the Company’s website and toll-free information line.	√	√

The Company will not solicit repurchases under the repurchase plan	√	√

[6]	See Hanson Trust, 774 F.2d at 58.
[7]	See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 949 (9th Cir. 1985).

Securities and Exchange Commission	10	November 15, 2024

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	EQT Infrastructure Company LLC

other than through the Company’s offering materials and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the repurchase plan will be ministerial.

Shares will be repurchased monthly under the repurchase plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will provide shareholders information by supplement, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the repurchase plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s shares.	√	√[8]

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased in a given month.	√	√[9]

[8]	Repurchases will be made on a quarterly basis, but otherwise consistent with BREIT.
[9]	Id.

Securities and Exchange Commission	11	November 15, 2024

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	EQT Infrastructure Company LLC

Repurchases under the repurchase plan will be limited in any calendar month to shares whose aggregate value is 2% of the combined NAV of all classes of the Company’s shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value is 5% of the combined NAV of all classes of Company’s shares as of the previous calendar quarter.	√	As noted, repurchases will be made on a quarterly basis, but otherwise share the 5% quarterly aggregate value limitation across all classes of Shares.

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the repurchase plan for such month will generally be made on a pro rata basis.	√	√[10]

Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable repurchase period.	√	√[11]

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase plan will be promptly disclosed in a supplement to the Company’s offering documents, or periodic or current reports filed by the Company, as well as on the Company’s website.	√	√[12]

[10]	Id.
[11]

Id. The Company’s toll-free information line is operated by the Company’s transfer agent. Shareholders who wish to withdraw their repurchase request will receive instructions from the Company’s transfer agent when calling the toll-free information line.

[12]	Id.

Securities and Exchange Commission	12	November 15, 2024

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	EQT Infrastructure Company LLC

There will be no established regular trading market for the Company’s shares. The repurchase plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	√	√

The repurchase plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	√	√

The repurchase plan is open to all shareholders.	√	√

The Company acknowledges that, unlike Blackstone Real Estate Income Trust, Inc. (“BREIT”), it has not elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. However, the Company respectfully submits that the similarity of its share repurchase plan to those of BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, and the consistency of the terms of the Company’s share repurchase plan with the conditions of no-action relief granted by the Staff to BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, further demonstrate that the Company’s share repurchase plan is not an “issuer tender offer” subject to the tender offer rules, and that repurchases pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.

4.

Comment: It appears that you may conduct the share repurchase program during the continuous private offering of shares described beginning on page 19. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your program, you may contact the Division of Trading and Markets at 202-551-5777.

Securities and Exchange Commission	13	November 15, 2024

Response: The Company has analyzed the applicability of Regulation M, in particular Rule 102, to its share repurchase plan and considered all of the elements of its repurchase program in determining whether the program is consistent with the relief granted on October 22, 2007 by the Division of Market Regulation to non-listed REITs in response to the Alston & Bird LLP letter regarding class exemption from Rule 102(a) of Regulation M dated October 18, 2007 (the “Alston Letter”).

The Company acknowledges that the Alston Letter relates to REITs, and the Company has not elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended. However, the Company would like to highlight for the Staff the similarity of its share repurchase plan to those discussed in the Alston Letter and other non-listed vehicles that conduct NAV-based repurchase programs, and the consistency of the terms of the Company’s share repurchase plans with the conditions of no-action relief granted by the Staff under the Alston Letter. In addition, the Company would suggest that the fact the Alston Letter related to REITs is not directly relevant to the exemptive relief granted, while the factors listed below are the relevant and critical factors.

The factors from the Alston Letter are applicable to the Company as follows:

Alston Letter	EQT Infrastructure Company LLC

• There is no trading market for the REIT’s common stock;	• There is no trading market for the Company’s shares;

• The REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT’s common stock develops;	• The Company will terminate its share repurchase plan during the distribution of its shares in the event that a secondary market for the Company’s shares develops;

• The REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock;

•  The Company will purchase the shares under its share repurchase plan at a price (which will be NAV) that does not exceed the then current public offering price (which will also be NAV) for its shares;

• The terms of the share redemption program will be fully disclosed in the REIT’s prospectus; and	• The terms of the share repurchase plan will be fully disclosed in the Company’s PPM; and

Securities and Exchange Commission	14	November 15, 2024

Alston Letter	EQT Infrastructure Company LLC

• Except as otherwise exempted herein, the REIT shall comply with Regulation M.	• Except as otherwise exempted herein, the Company shall comply with Regulation M.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 124

5.	Comment: Please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the shareholder.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no natural person exercises sole or shared voting and/or dispositive power with respect to the Class Q Shares. The Class Q Shares are held by EQT Holdings AB, a wholly-owned subsidiary of EQT Treasury AB, which is a wholly owned subsidiary of EQT AB, an entity that is publicly traded on Nasdaq Stockholm. EQT AB shares are widely held, without a single controlling shareholder, and EQT AB is managed by a board of directors comprised of seven members and an executive committee comprised of twelve members. The Company has revised its disclosure on page 128.

Item 6. Executive Compensation, page 128

6.

Comment: We refer to your statement that your executive officers will not receive direct compensation from you, but that you will reimburse the manager or their affiliates for company expenses incurred on your behalf, which can include compensation. Please revise to disclose any such type of compensation paid to your executive officers. In this regard, we note that all compensation paid to your named executive officers and directors shall be reported, including “transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.” Refer to Item 402(a)(2) of Regulation S-K.

Response: The Company acknowledges its duty to report all compensation to its named executive officers and directors and in connection therewith, has revised its disclosure on pages 131-132 to clarify the compensation and reimbursement arrangements for its executive officers and will disclose the amounts reimbursed to the Manager or its affiliates for compensation earned by the Company’s named executive officers during applicable periods that were specifically attributed to services performed for the Company. We note that the Company was formed on June 20, 2024, and has not completed a fiscal year and accordingly, there are no such amounts to be reported for any prior fiscal years.

Item 9. Market Price of and Dividends…

Net Asset Value, page 171

7.

Comment: We note your use of periodic NAV to calculate certain fees and for pricing your share repurchase plan. Please revise to clarify how you will communicate such NAV pricing directly to investors.

Securities and Exchange Commission	15	November 15, 2024

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 175.

Notes to Financial Statements

2. Summary of Significant Accounting Policies, page F-5

8.

Comment: We note that your financial statements are prepared using the accounting and reporting guidance under Accounting Standards Codification (“ASC”) 946, Financial Services — Investment Companies (“ASC 946”). Your disclosure in Item 1. Business indicates that you seek to acquire, own and control portfolio companies through joint ventures that you will own and control; and that such portfolio companies will include existing or new companies, businesses, or ventures that are primarily operating in the infrastructure space. It also appears that you will utilize EQT’s active ownership model described on page 5. Please tell us how you determined that you will be in the scope of the Investment Company accounting guidance and provide us with the assessment described in paragraphs 946-10-15-4 through 15-9. In your response, please specifically address paragraph 6 of ASC 946-10-15. Your response should provide detail about the nature of your anticipated substantive activities. In this regard, your response should address, but not be limited to, who will manage the portfolio companies and who can appoint the managers, if applicable.

Response: The Company has determined that its financial statements should be prepared using the specialized accounting principles under ASC 946 because the Company expects to possess all of the fundamental and typical characteristics of an entity that must use investment company accounting under the provisions of ASC 946. The Company bases its conclusion on an evaluation and analysis of ASC 946 and the Company’s stated business strategy and objectives, the assets it intends to acquire in practice, and the methods by which it proposes to operate. Additionally, the Company believes that the use of investment company accounting standards is the most useful method of presentation for the Company’s shareholders.

As discussed below in response to Comment 13, the Company is not an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).13 The Company notes, however, that ASC 946-10-15-5 specifically requires issuers that are not defined as investment companies under the Investment Company Act to assess all of the fundamental and typical characteristics of an investment company to determine whether they must use ASC 946.

ASC 946 states that an entity that is not regulated under the Investment Company Act “shall assess” whether it possesses three characteristics that are fundamental to being an investment company for accounting purposes and whether the entity possesses some, all, or none of five typical characteristics of an entity that should utilize investment company accounting.14

We discuss these determinations in greater detail below.

[13]

The Company’s use of ASC 946 has no bearing on whether, and does not mean that, the Company is holding itself out as an investment company under the Tonopah factors, discussed in depth below in our response to Comment 13.

[14]	See ASC 946-10-15-5.

Securities and Exchange Commission	16	November 15, 2024

The Company Possesses the Fundamental Characteristics of an Investment Company Enumerated Under ASC 946

ASC 946-10-15-6 states that an investment company has the following fundamental characteristics:

(a) It is an entity that does both of the following: (1) obtains funds from one or more investors and provides the investor(s) with investment management services and (2) commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

(b) The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

The Company expects to obtain funds from one or more investors and provide such investors with investment management services. The Company has been clear and consistent in its public representations that it is operated to provide investment management services to investors through its structure as a “holding company that seeks to acquire, own and control portfolio companies with the objective of generating attractive risk-adjusted returns and achieving medium-to-long-term capital appreciation through joint ventures formed between [the Company] and other sources of capital (“Joint Ventures”).”15 The Company will hire EQT Partners Inc. (the “Manager”), to “support the Company in working towards [its] objective of generating attractive risk-adjusted returns by helping the Company in identifying, acquiring, owning and controlling portfolio companies through Joint Ventures organized in the geographies and sectors where EQT is active, currently including North America, Europe and Asia Pacific, and in infrastructure sectors such as digital, energy & environmental, transport & logistics and social infrastructure.”16

The Company expects and intends to obtain funds from multiple investors and provide those investors with “investment management services” by deploying capital into assets sourced by the Manager. Raising capital from investors and deploying it into investments is the traditional function of an investment company and, therefore, an entity possessing this characteristic is most likely required to prepare its financials under ASC 946. The Company clearly meets this criterion. The Company intends to raise capital from numerous investors through a private offering and deploy such capital into portfolio companies.

The Company will provide investment management services to its investors when it deploys funds raised from those investors into Joint Ventures that acquire portfolio companies. The Manager will provide additional investment management services relating to the Company’s portfolio companies as well as the Liquidity Portfolio (as defined below), which investment management services include: sourcing and recommending opportunities to the Company to form Joint Ventures to acquire portfolio companies; monitoring and evaluating the Company’s portfolio companies as directed by the Company; analyzing and investigating potential dispositions of portfolio companies, including identification of potential acquirers and evaluations of offers made by such potential acquirers; and structuring of Joint Ventures and acquisitions of portfolio companies.17 The investment management services provided by the Company as supported by the Manager will allow the Company’s shareholders to gain exposure to portfolio companies or infrastructure assets that would be otherwise unobtainable by individual investors.18

[15]	Company’s Registration Statement.
[16]	Id.
[17]	Id.
[18]

ASC 946-10-55-16 states that: “An investment company typically pools funds from multiple investors and provides them with investment management services, including access to investment opportunities unobtainable by individual investors. Having multiple investors makes it less likely that the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.” As discussed above, the Company intends to raise capital from numerous investors, and thus “it is less likely that the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee . . . other than capital appreciation or investment income.”

Securities and Exchange Commission	17	November 15, 2024

According to ASC 946-10-55-6, evidence of an entity’s business purpose and substantive activities are included in the offering memorandum, publications distributed by the entity and other corporate documents, which indicate the objective of the entity, as well as the manner in which the entity presents itself to other parties such as potential investors or investees. ASC 946-10-55-6 further states that “an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company”.

The Company commits to its investors that its business purpose and only substantive activities are investing their funds for returns from capital appreciation. While the Company does focus on jointly controlling, operating and growing the underlying portfolio companies it acquires, including through injections of capital, this is done with the sole intent of growing the overall value and income generation of such portfolio companies and is separate and distinct from the Company jointly “developing products” with its investees or investing to earn income from the act of “developing real estate” (i.e., the Company is not in the business of being paid to build or construct anything).

To be sure, the Company is actively engaged in the businesses of its Joint Ventures and their underlying portfolio companies. However, the Company’s engagement in these businesses is with a view toward maximizing returns from investment income and capital appreciation, rather than generating a separate fee stream or source of revenue. ASC 946-10-55-10 makes this distinction clear:

An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation,

Securities and Exchange Commission	18	November 15, 2024

investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee

b. Financial support, such as a loan, capital commitment, or guarantee.

In adopting the 2013 amendments to ASC 946, the FASB provided further color and noted that the FASB specifically contemplated and rejected the proposition that active involvement in the management of acquired investee businesses, such as that possessed by the Company, would be deemed an a “substantive activity” that might take a company outside of ASC 946:

The [FASB] considered prohibiting an investment company from assisting an investee with day-to-day management of the investee’s operations or providing financial support to an investee. The [FASB] also considered including guidance that only would permit an entity to perform management activities to the extent that those activities are consistent with an investment manager’s fiduciary duties. Those activities could include representation on the board of directors or advisory services provided in areas of the investment company’s expertise (for example, assistance with an investment offering).

The [FASB] ultimately concluded that an investment company may be involved in the day-to-day management activities of its investees and may provide financial support to its investees if those services are provided to maximize the overall value of the investment, rather than to obtain other benefits. The [FASB] also noted that such services can be consistent with the business purpose and activities of an investment company as long as they do not represent a separate substantial business activity or separate substantial source of income for the investment company.19

The FASB’s comments are directly in line with the Company’s activities. The FASB specifically considered and rejected the premise that an issuer required to follow ASC 946 could not have an active role in managing their underlying investees. The Company’s active engagement in the management of its Joint Ventures and portfolio companies, including even the day-to-day management activities, is permissible so long as those services and activities are done to maximize the overall value of the investment rather than to obtain other benefits. The Company’s involvement, including by the Manager on the Company’s behalf, takes the form of financial, strategic and operational advice with the goal of adding value to

[19]

Accounting Standards Update No. 2013-08, Amendment to Accounting Standards Codification Topic 946 - Background Information and Basis for Conclusions (“Accounting Standards Update No. 2013-08 BCS”) – ¶¶ 26 and 27, available at https://fasb.org/page/ShowPdf?path=ASU%202013-08.pdf&title=UPDATE%20NO.%202013-08%E2%80%94FINANCIAL%20SERVICES%E2% 80% 94INVESTMENT%20COMPANIES%20(TOPIC%20946):%20AMENDMENTS%20TO%20THE%20SCOPE,%20MEA.

Securities and Exchange Commission	19	November 15, 2024

the portfolio company. Any substantive business activities the Company engages in stem directly from its role in managing its Joint Ventures and the underlying portfolio companies on behalf of the Company and its investors.20

Consistent with ASC 946-10-55-7, the Company’s business purpose and substantive activities are centered entirely on realizing capital appreciation and investment income from Joint Ventures that own portfolio companies. The Company’s exit strategy for a portfolio company (for example, a strategic sale or initial public offering) may vary depending on the nature and objectives of the investment, the maturity or future growth prospects of the investee, market conditions, or other circumstances. However, the Company considers long-horizon exit strategies at the time of each initial investment, supporting the assertion that the Company’s business purpose and substantive activities include realizing capital appreciation.

As stated in paragraph 946-10-55-8, substantially all of the Company’s activities, assets, and liabilities are related to, and are expected to continue to be related to, the Company’s investment activities. Accordingly, the Company does not expect to obtain or have the objective of obtaining returns or benefits from a portfolio company or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

For example, the Company does not intend to use, exchange, or exploit the processes, assets, or technology of its portfolio companies; the Company does not intend to enter into arrangements with its portfolio companies to jointly develop, produce, market or provide products or services; and the portfolio company will not provide financing guarantees or assets to serve as collateral for borrowing arrangements of the Company to provide returns or with the objective of providing returns other than capital appreciation or investment income.

The Staff has also asked who will manage the portfolio companies and who can appoint the managers of the portfolio companies. The Company expects that each portfolio company will have a board that manages such portfolio company. Each such board is expected to include members appointed by the Company, some of whom are expected to be EQT employees and supported by the Manager, to represent such Joint Venture’s interests in such portfolio company and exercise control over the polices and management of the portfolio company.

[20]

The acceptability of this involvement is again made clear through ASC 946-20-05-1E, which states that: “Venture capital investment companies, including most small business investment companies and private equity investment companies, differ from other types of investment companies. The typical open-end or closed-end investment company is a more passive investor, whereas a venture capital investment company is more actively involved with its investees. In addition to providing funds, whether in the form of loans or equity, a venture capital investment company often provides technical and management assistance to its investees as needed and requested. That assistance is provided for maximizing the overall value of the investment rather than for other benefits . . . .”

Securities and Exchange Commission	20	November 15, 2024

The Company Possesses the Typical Characteristics of an Investment Company Enumerated Under ASC 946

As required by paragraph 946-10-15-5, an entity shall assess all the typical characteristics in paragraph 946-10-15-7 to determine whether it is an investment company. If an entity does not possess one or more of the typical characteristics, it should apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

ASC 946-10-15-7 states that an investment company also has the following typical characteristics:

1) It has more than one investment

2) It has more than one investor

3) It has investors that are not related parties of the parent (if there is a parent) or the investment manager

4) It has ownership interests in the form of equity or partnership interests

5) It manages substantially all of its investments on a fair value basis

1.	The Company intends to have more than one investment.

ASC 946-10-55-12 states that “an investment company typically holds multiple investments at the same time to diversify its risk and maximize its returns from capital appreciation, investment income, or both. Investments typically consist of securities of other entities, but also may include commodities, securities based on indexes, securities sold short, derivative instruments, real estate properties, and other forms of investments.” The Company intends to evidence this typical characteristic by participating in multiple Joint Ventures that will acquire separate portfolio companies that exemplify the strategy described to investors. This understanding is reflected in the language of 946-10-55-12 which notes that “[i]nvestments typically consist of securities of other entities, but also may include . . . real estate properties, and other forms of investments.” The Company’s structure and expected holdings are fully consistent with the guidance.

2.	The Company will have more than one investor and

3.	The Company will have investors that are not related parties of EQT AB Group

As discussed above, the Company will pool funds derived from multiple unrelated investors to acquire, own, and control a variety of portfolio companies, primarily through majority-owned Joint Ventures.

The Company intends to raise capital from many investors, the vast majority of whom are not expected to have an affiliation with EQT, as they will be individual accredited investors, and thus the Company will have investors that are not related parties of the parent or the investment manager.

Securities and Exchange Commission	21	November 15, 2024

4.	The Company has ownership interests in the form of equity interests

The Company’s investors will receive equity interests in the form of the Company’s shares. The Company will sell these shares at approximately net asset value and the Company will maintain a share repurchase program through which the Company will repurchase those shares at approximately net asset value.

5.	The Company manages substantially all of its investments on a fair value basis

The Company, including the Manager on the Company’s behalf, intends to manage substantially all of its investments on a fair value basis; that is how the Company will determine to form Joint Ventures to acquire portfolio companies, that is how the Company will track the performance of its Joint Ventures and that is how the Company will track the value of any investments in the Liquidity Portfolio (as defined below) so that the Company can approximate how much cash it has on hand to fund future acquisitions of portfolio companies or to fund share repurchases through the Share Repurchase Program. Moreover, as discussed above, the Company intends to transact with its investors on the basis of its NAV per share and it will incur asset-based fees, payable to the Manager, based on the fair value of its assets.

For the reasons described in the subsections above, the Company concludes that it should present its financial statements in accordance with ASC 946.

Investment Company Accounting is and will be Most Beneficial to the Company’s Shareholders

While the Company believes that it meets the characteristics of an investment company that follows the accounting and reporting guidance under ASC 946, the Company also believes that alternative accounting standards would result in a presentation of the Company’s financials that is unhelpful or even misleading to investors. Notably, following other accounting standards would deprive investors of the ability to assess the changes in fair value of each portfolio company on a recurring basis, which is how the Company’s management will measure performance and how investors will transact with the Company. Each portfolio company will be valued independently in determining the Company’s net asset value, which is the basis upon which the offering price per share is determined. Financial statement presentations other than those based on fair value would serve no clear purpose for investors evaluating the Company’s value or performance.

FASB, in considering and adopting the amendments to ASC 946, commented that “fair value is still the most relevant measurement attribute for all investments held by investment companies, including debt securities held only for returns from investment income, because investors in the investment company typically transact on the basis of net asset value per share, which is calculated using the fair value of the investment company’s underlying investments.”21

[21]	Accounting Standards Update No. 2013-08 - BCS ¶ 22

Securities and Exchange Commission	22	November 15, 2024

Assets held by the Company will be managed on a fair value basis, as will the assets of the Company’s partners in its Joint Ventures. Fair valuing the Company’s assets is important to investors for multiple reasons including that:

1.

When contrasted with other presentation methodologies, the use of a fair value accounting methodology will more accurately reflect the economic importance of each Joint Venture relative to the Company’s overall financial position and other Joint Ventures as investors will measure the capital appreciation earned on each investment in this way;

2.

The use of fair value methodologies in preparing financial statements will be consistent with the Company’s use of net asset value per share (a term used and defined under ASC 946) in determining the share price for its offerings and repurchases under the Share Repurchase Program, as well as when administering its dividend reinvestment plan; and

3.

The use of fair value methodologies in preparing financial statements is consistent with the use of net asset value in determination of fees under the Management Agreement and for the calculation of the distribution and servicing fees paid by the Company and ultimately borne by the investors.

For the reasons discussed in this subsection, the Company believes that presenting its financials in accordance with ASC 946 is the most reasonable choice for its investors.

Conclusions Regarding the Company’s Analysis under ASC 946

In sum, the Company believes its use of investment company accounting is required because the Company will meet all of the fundamental and typical characteristics of an investment company as defined by ASC 946. Separately, but importantly, the Company believes that the use of investment company accounting is the most reasonable and useful presentation of its financial statements for the Company’s investors given the Company’s business strategy of acquiring, owning and controlling portfolio companies.

9.	Comment: Please revise your filing to disclose your fiscal year end.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-11.

Securities and Exchange Commission	23	November 15, 2024

Exhibits

10.

Comment: We refer to your disclosures on page 181 that the exclusive forum provision will not apply to Exchange Act claims and that the United States District Court for the District of Delaware will be the exclusive forum for Securities Act claims. Please revise the LLC Agreement filed as Exhibit 3.2 to reconcile with these disclosures, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the above-referenced disclosure summarizes the Company’s amended and restated limited liability company agreement, a form of which has been filed as Exhibit 3.3 to Amendment No. 1. The Company intends to adopt the amended and restated limited liability company agreement prior to admitting any non-affiliated investors as members.

General

11.

Comment: Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Registration Statement will automatically become effective 60 days after filing, and that the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934 even if comments remain outstanding. In addition, the Company will file a post-effective amendment to the Registration Statement to address any remaining Staff comments.

12.

Comment: We note your reference to terms that are only defined in an exhibit to your registration statement. As one example, we note the term “Broken Deal Expenses” on page 85. Please revise to define all defined terms within the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 88, 138, 180 and 181.

13.

Comment: Please provide a comprehensive legal analysis regarding whether (i) you (together with your consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between you and “other sources of capital” (each, a “JV”), meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Please ensure that your response addresses the question of whether you “hold[] [your]self out as being” engaged primarily in the business of investing in securities within the meaning of Section 3(a)(1)(A) of the Investment Company Act of 1940. In this regard, we note that you (i) will be managed by a registered investment adviser, (ii) will pay a “management fee” based on your net asset value to that registered investment adviser, (iii)

Securities and Exchange Commission	24	November 15, 2024

are apparently named after “a private equity advisory firm,” EQT, (iv) expect to own substantially all of your “portfolio companies” through “Joint Ventures alongside” investment vehicles established by EQT, and (v) apparently expect to sell and repurchase your shares based on your net asset value. In addition to any other relevant considerations, please:

1.

address whether these representations, together with any similar representations made to investors on your website, in marketing materials, etc., would indicate to a reasonable investor that you are primarily engaged in the business of investing in securities, notwithstanding any disclaimers offered in the Form 10;

2.	describe the ways, if any, that these representations to investors are materially distinguishable from representations made to investors in EQT Vehicles investing alongside you in JVs; and

3.	discuss whether investors would reasonably view you as a materially similar investment opportunity to an investment opportunity in an EQT Vehicle.

Response: The Company has not begun material operations as of the date of this letter. Accordingly, the analysis provided below in response to your comment assumes that the Company is successful in structuring and operating its business in the manner in which it presently intends. We have summarized here the salient features of the organization, structure, and governance intended by the Company.

The Company’s Objective and Strategy

The Company, when operational, is intended to operate as a conglomerate with the objective of generating attractive risk-adjusted returns for shareholders and achieving medium-to-long-term capital appreciation. The Company will primarily seek to achieve that objective by acquiring, owning and controlling Joint Ventures (“JVs”) that will in turn hold individual portfolio companies.

In the aggregate, the Company expects that its interests in all of its JVs will account for the vast majority (approximately 80%) of the value of the Company’s total assets (inclusive of cash) in the ordinary course of the Company’s operations. The Company also expects that among its JVs, a substantial majority, and no less than 60% by value, will be JVs where:

(i) either (A) the JV owns 50% or more of the outstanding voting securities issued by a portfolio company (and thus the JV can treat such underlying portfolio company as a majority-owned subsidiary as that term is defined in Section 2(a)(24) of the Investment Company Act 22) or (B) the JV owns more than 25% of the outstanding voting securities issued by a portfolio company and the JV holds more voting securities than any other

[22]	Unless otherwise stated, all references to sections and rules within our response to your comments 13 and 14 are references to sections and rules under the Investment Company Act.

Securities and Exchange Commission	25	November 15, 2024

shareholder of the portfolio company (and thus the JV can treat the portfolio company as a primarily controlled subsidiary within the meaning of Rule 3a-1 under the Investment Company Act); and

(ii) the JV’s underlying portfolio company is not itself an “investment company” or an issuer that would be an “investment company” but for the exemptions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

We refer to JVs meeting both (i) and (ii) above as “Control JVs,” and any JVs that do not meet both (i) and (ii) as “Non-Control JVs.”

The JVs will generally be formed by pooling the Company’s capital with the capital of one or more investment vehicles or other arrangements managed and/or operated and/or advised by affiliates of the Manager (“EQT Vehicles”), which are also seeking to acquire interests in underlying portfolio companies that are compatible with the Company’s business strategy. Importantly, the Company will not be a passive investor in the Control JVs or the portfolio companies owned and controlled by the Control JVs. Generally speaking, the Company, on one hand, and the largest source of other capital participating in a given deal, on the other hand, will co-own and control each JV as general partners, with each individually holding all of the rights and responsibilities, and bearing all the risks, that come with being a general partner and an active participant in a joint venture.

The Company believes that its strategy provides a strong opportunity for the Company to have majority ownership and/or primary control over more portfolio companies than it could achieve on its own. Majority ownership and primary control are critically important to allow the Company to employ successfully its intended active ownership approach for the benefit of the Company’s shareholders. By providing access to ownership skills and operational expertise, EQT aims to help portfolio companies and assets grow and prosper under the Company’s ownership and thereafter. EQT uses a thematic investment strategy and distinctive value creation approach, with a view to generating strong returns while also making a positive impact.

The Company expects to hold portfolio companies long term, but the Company may exit portfolio companies opportunistically. The Company’s long-term, active ownership strategy for growth is incompatible with quick exits.

In addition to its primary strategy involving the JVs, the Company expects to maintain up to approximately 20% of the value of its total assets in a portfolio of liquid instruments (the “Liquidity Portfolio”). The Liquidity Portfolio may consist of (i) liquid investments such as non-U.S. sovereign debt, investment grade corporate credit, high-yield corporate debt, asset-backed securities, mortgage-backed securities, collateralized loan obligations, leveraged loans or other similar short-term assets (collectively, “Short-term Investments”), and (ii) cash deposits with banks, U.S. Treasury securities, U.S. government agency securities, or certain securities issued by money market mutual funds that comply with Rule 2a-7 under the Investment Company Act (collectively, “Cash and Cash Equivalents”).

Securities and Exchange Commission	26	November 15, 2024

The Company’s Organization and Governance

EQT AB Group formed and controls the Company. The Company, through its board of directors (the “Board”), will hire the Manager as a non-discretionary adviser to support the Company in implementing the Company’s primary business strategy and objectives.

The Company is a board-managed Delaware limited liability company. The Company’s Board consists of six directors, half of whom have no financial relationship with the Company or the Manager outside of their roles on the Board. The Board has overall responsibility for the management and supervision of the business operations of the Company and has delegated portions of that authority to the Company’s Executive Committee and the Manager, respectively.

The Company’s Executive Committee, comprised of directors and officers, will: (i) review acquisition recommendations made by the Manager to the Company; (ii) approve each JV formed by the Company and the acquisition of the underlying portfolio company; and (iii) hold ultimate responsibility for managing the Company’s ownership and control over its JVs.

The Company will hire the Manager to support the Company in implementing the Company’s business strategy and objectives. Pursuant to the expected terms of a management agreement between the Company and the Manager, the Board will delegate certain limited authority to the Manager, including the discretionary management of the Company’s Liquidity Portfolio. The Manager also provides recommendations to the Company with respect to the acquisition of portfolio companies and supports the Company in its operations, including by providing staffing to the Company subject to an expense reimbursement agreement.

The Company’s Interests in Its Control JVs are Not Securities

The Company expects that it will hold general partner interests in nearly all of its Control JVs.23 The Commission and U.S. courts have over an extended period of time taken the position that general partner interests are presumptively not securities unless certain circumstances are present.24 When general partner interests are not securities, it follows that such general partner interests are also not investment securities.25

In SEC v. W. J. Howey Co., the Supreme Court considered under what circumstances a contract constitutes an “investment contract” and therefore a “security.”26 Under the

[23]	It is possible that in certain limited circumstances, a Control JV will be organized with a corporate structure, in which case the Company will control at least 50% of the right to appoint directors.
[24]

See, e.g., SEC v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

[25]	See FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).
[26]	328 U.S. 293 (1946).

Securities and Exchange Commission	27	November 15, 2024

Howey test, an “investment contract” is: (1) a contract, transaction, or scheme whereby a person invests his or her money, (2) in a common enterprise, and (3) on an expectation of profits to be derived solely from the efforts of individuals other than the investor.27

The Fifth Circuit applied Howey’s principles to the question of general partner interests in a joint venture in Williamson v. Tucker.28 In analyzing general partner interests, the Fifth Circuit first concluded that passive investments and general partner interests are generally distinct, given the nature of general partner interests.29 Thus, the Fifth Circuit explained, “a partnership can be an investment contract [but] only when the partners are so dependent on a particular manager that they cannot replace him or otherwise exercise ultimate control.”30 With this in mind, the Fifth Circuit described three circumstances, any one of which might demonstrate that a particular general partner interest satisfies the Howey test and thus becomes a security:

“A general partnership or joint venture interest can be designated a security if the investor can establish, for example, that (1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; or (2) the partner or venturer is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.”31

None of these circumstances will apply to the Company. With respect to the first consideration, in Goodwin v. Elkins & Co., the Third Circuit held that certain characteristics of a joint venture agreement, if present, show that a general partner “cannot have invested his capital with the expectation of profits derived solely from the efforts of others, and therefore cannot be the holder of a ‘security.’”32 In this regard, the Company intends and expects that the limited partnership agreement used for each of its JVs (each a “JV Agreement”) will include provisions that will align with the Third Circuit’s holding as follows:

1.

Each JV Agreement will not purport to diminish the rights of the Company’s general partner interests to less than those of other general partners in the same JV. The Company will have the authority to undertake any and all actions on behalf of the JV that the JV itself is authorized to take. Where the JV Agreement contemplates two general partners, those two general partners will be in parity, ensuring that there is no circumstance in which the Company would have limited authority in comparison to the other general partner.

[27]	Id.
[28]	645 F.2d 404, 417 (5th Cir. 1981).
[29]	Id. at 422.
[30]	Id. at 424 (emphasis added).
[31]	Id. at 424.
[32]	Goodwin v. Elkins & Co., 730 F.2d 99, 104 (3d Cir. 1984).

Securities and Exchange Commission	28	November 15, 2024

2.	Each JV Agreement will not absolve the JV of liability for the Company’s acts as one of its general partners.

3.	Each JV Agreement will not absolve the Company from liability for the losses of the JV.

4.	Each JV Agreement will not allow the Company’s general partner interests in the JVs to be freely transferable unless such transfer is being made to an affiliate.

These characteristics combined therefore show that the Company will “possess a quantum of powers and responsibilities which, as a matter of law, would preclude [its] interest from being considered a security.”33

With respect to the second and third considerations under Williamson, the question is whether the Company would be so dependent on other participants in the JV that the Company is led to expect profits from the JV derived solely from the efforts of others.34 This will not be the case with respect to the JVs. The Company will not be a passive participant in any of the JVs where it will be a general partner.

The Company’s Registration Statement details the depth of relevant knowledge and experience in the infrastructure sector that will be at the Company’s disposal. The Company expects to bring that knowledge and experience into each JV of which it is a general partner. Moreover, certain of the Company’s officers and employees are expected to concurrently hold roles as officers and directors of the JVs. The Company’s employees and officers will thereby have access to meaningful information regarding the JVs in order to oversee the activities of the JVs. Where the Company has such clear authority to exercise control over the JVs and direct access to all of the information regarding the activities of the JVs that it would need to meaningfully exercise that control, the Company cannot be said to be relying on other venture participants to an extent that would render the Company’s general partner interests into securities.35

Taken together, the foregoing considerations demonstrate that the Company will be able to fully exercise its authority and responsibility as a general partner of the JVs. Accordingly, the Company expects that the Company’s general partner interests in the JVs will not involve “the expectation of profits solely from the efforts of others.” These interests therefore would not be “securities” under Howey and Williamson, and thus would not be “investment securities” for purposes of the Investment Company Act.

[33]	Id. at 107
[34]

See, e.g., SEC v. Arcturus Corp., 928 F.3d 400, 419 (5th Cir. 2019); Koch v. Hankins, 928 F.2d 1471, 1479 (9th Cir. 1991); Deutsch Energy Co. v. Mazur, 813 F.2d 1567, 1570 (9th Cir. 1987); Youmans v. Simon, 791 F.2d 341, 347 (5th Cir. 1986)

[35]	See SEC v. Sethi, 910 F.3d 198, 205 (5th Cir. 2018).

Securities and Exchange Commission	29	November 15, 2024

The Tonopah Factors Demonstrate that the Company (together with its Consolidated Subsidiaries) is Not an Investment Company Under Section 3(a)(1)(A)

Under Section 3(a)(1)(A) of the Investment Company Act, an issuer generally will be deemed to be an “investment company” if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.

Whether an issuer is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) is a factual question that depends upon the actual business activities of the issuer.36 The primary test was promulgated by the Commission in its decision in Tonopah Mining Co.,37 which analyzes the following five factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income (collectively, the “Tonopah Factors”).38 The Tonopah Factors are applied with an emphasis on how a reasonable investor would view the issuer when considering the totality of the five factors.39

The Company believes that an analysis of each of the Tonopah Factors demonstrates that: (i) the Company, which for purposes of this response includes the Company’s consolidated subsidiaries but not its unconsolidated subsidiaries, intends to conduct its operations so that it will not be an “investment company” under Section 3(a)(1)(A) and (ii) among the Company’s unconsolidated subsidiaries, the Control JVs, which will represent the majority of such unconsolidated subsidiaries, will not be investment companies under Section 3(a)(1)(A).

The Company’s Historical Development

Considerations that the Commission has focused on when analyzing the historical development of an issuer include the purpose for which the issuer was incorporated and the extent of the issuer’s past operations or activities.40 In general, the Commission is more likely to find an issuer to be primarily engaged in investing in securities the more actively it trades or is actively buying or selling a significant portion of its assets at any given time, as opposed to merely holding assets.41

[36]	See, e.g., SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007).
[37]	See Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).
[38]	See id. at 427.
[39]	Presto, 486 F.3d at 315 (“what principally matters is the beliefs the company is likely to induce in investors.”).
[40]

See Consolidated Industries, Inc., Investment Company Act Release No. 941 (Aug. 23, 1946) (the Commission found that a company, which was organized to manufacture freezing units as well as coal stokers and which proposed to acquire a refrigerator manufacturer, was primarily engaged in manufacturing even though 61% of the applicant’s assets consisted of investment securities); George W. Helme Company, Investment Company Act Release No. 109 (April 9, 1941) (the Commission, in finding that applicant was primarily engaged in snuff manufacturing, focused, among other things, on the company’s thirty years in the snuff manufacturing business and its employment of over 500 employees). Real Silk Hosiery Mills, Inc., Investment Company Act Release No. 2220 (1955) (the Commission found that the issuer was not primarily engaged in investing in securities, notwithstanding the issuer’s transformation of some of its operations into investment securities, in part on the basis of the issuer’s long history of operations and the issuer’s employment of hundreds of people).

[41]

See Exception from the Definition of Investment Company for Foreign Banks and Foreign Insurance Companies, Investment Company Act Release No. 18381 at n.29 (“Section [3(a)(1)(A)] defines an investment company as ‘any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,’ while the section [3(a)(1)(C)] definition includes issuers ‘in the business of investing, reinvesting, owning, holding, or trading in securities.’ Most holding companies fall within the definition of investment company solely by reason of the reference to owning or holding securities in section [3(a)(1)(C)].”).

Securities and Exchange Commission	30	November 15, 2024

The Company’s historical development shows that it is not primarily engaged in the business of investing, reinvesting or trading in securities. The Company is a newly formed entity with the purpose of providing value to shareholders by acquiring controlling interests in portfolio companies through Control JVs. The Company has never been an “investment company” under the Investment Company Act. As discussed above, the Company was formed by, and is exclusively controlled by, EQT Holdings AB, as its controlling shareholder. EQT Holdings AB will continue to be the sole holder of the Company’s voting securities even after the Company commences its intended operations. Additionally, as is also discussed above, the Company will hire the Manager, an affiliate of EQT AB, to provide certain services to the Company, including the provision of personnel and the discretionary management of the Company’s Liquidity Portfolio.

Neither the Company’s externalized management structure nor its payments to the Manager based on the Company’s net asset value indicate that the Company is primarily engaged in the business of investing, reinvesting or trading in securities. The Company’s external management structure results entirely from economic factors relating to the most efficient way for the Company to procure the talent for its operations at its current scale. These economic decisions are no more indicative of an issuer that is primarily engaged in investing, reinvesting or trading in securities than structures where management and operations are entirely internal to the business. Indeed, the Company has structured its incentive compensation such that it does not incentivize the quick or active trading of assets for short-term profits. Instead, the “performance allocation” payable by the Company is based on total return, which is calculated with reference to changes in the Company’s net asset value attributable to all gains, including unrealized gains, such that there is no incentive (as would be present in an “investment company”) to achieve profit through the disposition of assets.

The Company notes that there are other issuers that are clearly operating companies, such as Take-Two Interactive Software, Inc., a leading developer, publisher and marketer of interactive entertainment, that also utilize an external management structure. In return for business, financial and operational services, Take-Two’s manager receives an annual management fee and cash bonus as well as equity awards based on the business’s financial performance.

The Company believes its external management structure is also similar to other infrastructure conglomerate operating companies, such as KKR Infrastructure Conglomerate LLC, Brookfield Infrastructure Partners L.P., Macquarie Infrastructure

Securities and Exchange Commission	31	November 15, 2024

Holdings, LLC and Fortress Transportation and Infrastructure Investors LLC, among others. In addition, the Company is structured similarly to other conglomerate operating companies that own private companies (such as KKR Private Equity Conglomerate LLC, Brookfield Business Partners L.P., Compass Diversified Holdings, LLC, CNL Strategic Capital, LLC and Steel Partners Holding L.P.).

Additionally, that the Company shares the “EQT” branding with its parent company and controlling shareholder, and the Manager, does not suggest that the Company is primarily engaged in the business of investing, reinvesting or trading in securities. EQT is an investment firm with a storied history and strong association with active ownership of companies. That the Company proposes to deploy the capital it raises by considering certain strategies employed by EQT elsewhere does not indicate that the Company is planning to invest, reinvest or trade in securities, because investing writ large is not synonymous with investing in securities. While it is the case that some asset acquisitions may also result in the acquisition of securities, as that term is used under federal securities laws, many do not. As discussed above, the Company intends to focus its assets and efforts into its Control JVs, and those will be transactions that do not involve the acquisitions of securities under the applicable tests.

Federal courts have highlighted this distinction in respect of private equity investments. For example, in Ave. Capital Mgmt. II, L.P. v. Schaden,42 a transaction to restructure Quiznos’s debt resulted in investment vehicles managed by Avenue and Fortress, two prominent investment firms, collectively acquiring member interests in an LLC that owned and operated Quiznos. Avenue-managed funds acquired about 70% of the LLC’s shares, and Fortress-managed funds acquired about 10% of the shares.43 Moreover, Avenue and Fortress collectively could (1) choose eight of the nine managers, including the chairperson of the board, and (2) remove the eight managers without cause. Management of Quiznos was vested exclusively with the LLC’s board, although Quiznos’s day-to-day operations would continue to be handled by the CEO and other officers.44

When Quiznos’s financial condition worsened, Avenue and Fortress sued Quiznos’s executives, claiming that they had fraudulently misrepresented Quiznos’s financial condition and invoked Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, neither of which would apply if the membership interests in the LLC were not “securities.” In assessing whether the membership interests acquired by the investment vehicles were “securities,” the Tenth Circuit concluded that the Avenue- and Fortress-managed investment vehicles were sophisticated and informed investors that could make informed investment decisions and intelligently exercise the control they acquired over Quiznos’s operations and thus, the Avenue- and Fortress-managed investment vehicles did

[42]	843 F.3d 876, 880 (10th Cir. 2016).
[43]

Id. at 882. With roughly 80% of the LLC’s shares, Avenue and Fortress collectively obtained the power to amend the LLC agreement however they wished. In addition, the LLC agreement empowered Avenue to appoint seven managers (one of whom would serve as the chairperson of the board) and Fortress to appoint one manager. Avenue and Fortress could also remove the managers that they had appointed. The appointed managers would select the Chief Executive Officer, who would serve as the ninth manager. Avenue and Fortress also obtained the power to appoint five non-voting observers to attend board meetings. Id.

[44]	Id.

Securities and Exchange Commission	32	November 15, 2024

not acquire “securities” when they acquired interests in the LLC that acquired Quiznos.45 The Company believes the same will be true with respect to its investments into its Control JVs.

On this point, we also note that many real estate investment trusts (“REITs”) and other property-focused real estate investment vehicles are also not captured by Section 3(a)(1)(A), notwithstanding their clear “investment” mandates, because the assets they acquire also are not securities. Many such vehicles are not captured by the definition under Section 3(a)(1)(A) (and, for the avoidance of doubt, do not rely on either Section 3(c)(5)(C) or 3(c)(6)) because their investments in real estate (or joint ventures that acquire real estate) are not investments in securities. Moreover, REITs utilize external management structures similar to the Company’s without such arrangements being deemed to make the issuer an “investment company” under Section 3(a)(1)(A).

The Manager’s status as a registered investment adviser also is not indicative that the Company is primarily engaged in the business of investing, reinvesting or trading in securities. The Company’s Liquidity Portfolio, which is intended to be less than 20% of the Company’s assets, will include securities. The delegation of management of the Liquidity Portfolio to the Manager by the Board is no different from any operating company that engages an investment adviser to provide treasury management services. The external adviser in these cases is providing advice with respect to securities, even if the operating company is not primarily engaged in the business of investing, reinvesting or trading in securities. The fact that the Manager is providing the Company with advice with respect to some securities does not imply that all of the Company’s investments, or a majority of the Company’s investments, are with respect to securities. As noted above, many external advisers to property REITs are also registered investment advisers.

For the reasons above, the Company’s historical development demonstrates that it has not previously been, nor has it ever held itself out as being, nor has it ever proposed to be, an entity that would be primarily engaged in the business of investing, reinvesting or trading in securities.

The Company’s Public Representations Concerning its Activities

When analyzing an issuer’s public representations of its activities and policies, the Commission and courts have considered whether an issuer’s statements would cause a reasonable investor to believe the issuer is primarily engaged in the business of investing, reinvesting or trading in securities. In Tonopah itself, the Commission found that investors were led to believe that the issuer’s principal activity was investing in securities where the issuer’s reports listed many of its mining operations as inactive, contained statements about outside investments, attached a list of securities owned by the issuer, and stated that the issuer would liquidate securities to invest in other securities and, most importantly, where the issuer’s asset and income composition, as disclosed in its annual report, was overwhelmingly comprised of investment securities.46 Conversely, in Cowles

[45]	Id. at 884.
[46]	Tonopah Mining Co. of Nevada, 26 S.E.C. 426, 428 (1947).

Securities and Exchange Commission	33	November 15, 2024

Communications, Inc., the Staff provided no-action relief to a company, notwithstanding that 59.7% of the issuer’s assets consisted of investment securities, where the issuer in its proxy statement specifically disavowed any intent to conduct itself as an investment company and investors were not led to expect that any significant portion of the issuer’s income would be derived from investment securities.47

The Company presents itself to the public as an operating company in its disclosures and other statements to potential shareholders, including those throughout the Company’s Registration Statement and the Company’s current and future marketing materials, including its website. In all of its materials, the Company is consistent in making clear that the Company’s purpose and focus are its interests in Control JVs, which are not securities, and that the Company will not be an “investment company” under the Investment Company Act.

The Company is unambiguous in stating its intention is to acquire and exercise a controlling influence over the majority of its portfolio companies through its general partner interests in its Control JVs. As a general partner of its Control JVs, the Company cannot reasonably be understood to suggest that it will be relying on the efforts of others with respect to the underlying operating company. As the Tenth Circuit held, “[a]n investor who has the ability to control the profitability of his or her investment, either by his or her own efforts or by majority vote in group ventures, is not dependent upon the managerial skills of others. The greater the control acquired by [investors], the weaker the justification to characterize their investments as investment contracts.”48

The Company cannot reasonably be understood to be suggesting to investors that it will be relying on the efforts of others. The Company is clear that its acquisition strategy and value proposition is premised on active ownership of portfolio companies that are acquired through buyout transactions. The Company underscores in many places throughout its disclosure that it intends to focus on acquiring controlling equity stakes in underlying portfolio companies through Control JVs with a view towards long-term holdings as a critical element of its business strategy.

The Company’s inclusion of explicit disclaimers stating that the Company is not an “investment company” under Section 3(a)(1)(A) or 3(a)(1)(C) and risk factors related to those considerations in the Company’s disclosures cannot be disregarded. The Company is transparent with investors that it does not intend to operate as an “investment company”

[47]

Cowles Communications, Inc., SEC No-Action Letter (June 14, 1971). See also George W. Helme Company, Investment Company Act Release No. 109 (April 9, 1941) (the Commission found that the issuer was not primarily engaged in investing in securities, notwithstanding that approximately 47% of its assets consisted of investment securities, in part because the issuer always presented itself as being in the snuff manufacturing business and never held itself out as being primarily engaged in investing in securities); Applied Materials, Inc., Investment Company Act Release No. 27064 (Sept. 13, 2005), granted, Applied Materials, Inc., Investment Company Act Release No. 27114 (Oct. 12, 2005) (the Commission found that the issuer was not primarily engaged in investing securities, notwithstanding that 48% of the issuer’s assets consisted of investment securities, where the issuer stated that it had “never represented that it [had been] involved in any business other than developing, manufacturing, marketing and servicing integrated circuit fabrication equipment.”).

[48]	Ave. Capital Mgmt. II, L.P., 843 F.3d at 882 (emphasis added) (internal citations omitted).

Securities and Exchange Commission	34	November 15, 2024

under the Investment Company Act and that any acquisition of the Company’s shares would not be subject to the Investment Company Act’s protections. While disclosure would not necessarily be dispositive on its own, it certainly cuts against any implication that the Company is “holding itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities.” In this regard, the Cowles letter is instructive. In that matter, the Company’s disclaimers were effective notwithstanding that the Company’s assets were primarily composed of securities. Here, the Company’s disclaimers are just as clear and the Company’s assets are not primarily composed of securities.

Similarly, the Company’s stated policy of intending to transact with its shareholders at net asset value also does not indicate that the Company is primarily engaged in the business of investing, reinvesting or trading in securities. The price at which the Company sells and repurchases its shares does not in any way indicate that the Company’s downstream activities will involve securities. The Company intends to manage its assets by their net asset value, just as many other non-securities asset classes (such as real estate) are managed by net asset value. As discussed previously, vehicles that focus on acquiring interests in real property are also not captured under Section 3(a)(1)(A) specifically because interests in real estate are not securities. It is common for non-traded REITs and similar vehicles to transact with their shareholders at net asset value. Moreover, investment vehicles that focus on commodities would also not usually be deemed to be investment companies under Section 3(a)(1)(A) while still transacting at net asset value.

In light of the foregoing, the Company believes that its shareholders will expect the Company’s financial performance to be driven by its growth as a conglomerate operating through its Control JVs, and not from investing, reinvesting or trading in securities.

The Activities of the Company’s Officers and Directors

The Commission and the courts generally have found that the more an issuer’s personnel are involved in and spend their time pursuing the activities of investing, reinvesting, or trading in securities, the more likely that the Company is, or is holding itself out as being, primarily engaged in such activities. Conversely, when an issuer’s personnel spend the significant majority of their efforts focused on activities that do not involve securities, that fact tends to show that the business is not primarily engaged in investing, reinvesting or trading in securities.

Here, the Company expects that its officers, directors, and any employees acting on behalf of the Company, will spend the significant majority of their efforts focused on the Control JVs, and those activities do not involve investing, reinvesting or trading in securities. As discussed above, the Company’s interests in its Control JVs are not securities.

The Executive Committee, which will be composed of directors and officers of the Company, has been empowered by the Board to conduct the bulk of the Company’s operations. The Executive Committee reviews acquisition recommendations made by the Manager to the Company, approves each JV formed by the Company and the acquisition of the underlying portfolio companies, and manages the Company’s ownership and control

Securities and Exchange Commission	35	November 15, 2024

of each portfolio company either directly or through its JV. The Executive Committee is ultimately responsible for making significant capital allocation decisions recommended by the Manager and the appointment of one or more Company officers to the governing bodies of JVs.

The Company expects that these responsibilities will consume the large majority of the time and efforts of the Company’s officers, directors and employees, while managing the Company’s Liquidity Portfolio will require comparatively little involvement from the Company’s officers, directors and employees.

The Nature of the Company’s Assets

The Commission and the courts generally have found that if an issuer’s assets, especially as reflected in its disclosures and communications with its investors, show that a majority of the assets of the issuer are securities, that tends to support a conclusion that the issuer is, or is holding itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities.

The assets expected to be acquired and owned by the Company demonstrate that it is not engaged primarily in the business of investing, reinvesting or trading in securities, but rather that it is primarily engaged in acquiring, owning and controlling its Control JVs, which in turn own and control their respective portfolio companies.

The Company acknowledges that a minority of the Company’s consolidated subsidiaries may be deemed to be investment companies under Section 3(a)(1)(A) if tested on a standalone basis. For example, the subsidiary of the Company that is expected to hold the Liquidity Portfolio investments will be “engaged primarily . . . in the business of investing, reinvesting or trading in securities” because that activity will include allocating capital to Short-Term Investments that are securities, and there may be a reasonable degree of turnover of that subsidiary’s holdings. Notwithstanding the activities of individual subsidiaries, the analysis of whether the Company overall would be deemed an “investment company” under Section 3(a)(1)(A) is based on the activities in which the Company as a whole is primarily engaged, and the weight of the Company’s assets by value is expected to be towards its interests in its Control JVs, which are not securities.

The Sources of the Company’s Income

The Commission and the courts historically have found that if a majority of an issuer’s income, as reflected in its disclosures and communications with investors, is derived from buying or selling securities, that tends to support a conclusion that the issuer is, or is holding itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities.

The Company expects that, once operations commence, the vast majority of the Company’s income over time will be derived from its interests in its Control JVs. The Liquidity Portfolio may contribute some portion of the Company’s income, but it is not expected to represent the majority of the Company’s income in the ordinary course.

Securities and Exchange Commission	36	November 15, 2024

Conclusion on the Company’s Status Under Section 3(a)(1)(A)

The Company respectfully submits that the foregoing analysis demonstrates that the Company is not now and does not propose to become primarily engaged in the business of investing, reinvesting or trading in securities, nor does the Company hold itself out as being primarily engaged in those activities. Accordingly, the Company does not believe it is an “investment company” within the meaning of Section 3(a)(1)(A) of the Investment Company Act.

The Tonopah Factors Demonstrate That the Company’s Unconsolidated Subsidiaries, Including the Control JVs, Will Not Be Investment Companies Under Section 3(a)(1)(A)

The Company expects that most of its unconsolidated subsidiaries—namely the Company’s Control JVs—will also not be deemed investment companies under Section 3(a)(1)(A).

The Company expects that the Control JVs will in the ordinary course acquire a single portfolio company in one transaction or a series of closely related transactions. Although the holdings of a Control JV may potentially be augmented by some limited number of follow-on transactions, the Company expects that the holdings of each Control JV generally will be static and not subject to any turnover during the life of the Control JV. Accordingly, the Control JVs will not propose to be “engaged primarily . . . in the business of investing, reinvesting, or trading in securities,” but rather will be engaged in the business of owning and holding securities of a single portfolio company, which is separate and distinct from “investing, reinvesting, or trading in securities.”49

With this distinction in mind, the Company believes an analysis of its Control JVs under the Tonopah Factors shows that the Control JVs will each not be deemed investment companies under Section 3(a)(1)(A).

Historical Development of the Control JVs

The Company expects that the historical development of each Control JV will generally show that each has been formed and negotiated for the specific purpose of facilitating participation in a particular opportunity that has developed to acquire a majority ownership or primarily controlling interest in an identified portfolio company.

[49]

Cf. Section 3(a)(1)(A) with Section 3(a)(1)(C). Section 3(a)(1)(C)‘s scope is broader and encompasses issuers that are “in the business of investing, reinvesting, owning, holding, or trading in securities” whereas 3(a)(1)(A)’s ambit is narrower. See Exception from the Definition of Investment Company for Foreign Banks and Foreign Insurance Companies, Investment Company Act Release No. 18381 at n.29 (“Section [3(a)(1)(A)] defines an investment company as ’any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,’ while the section [3(a)(1)(C)] definition includes issuers ‘in the business of investing, reinvesting, owning, holding, or trading in securities.’ Most holding companies fall within the definition of investment company solely by reason of the reference to owning or holding securities in section [3(a)(1)(C)].”).

Securities and Exchange Commission	37	November 15, 2024

The Company respectfully submits that its Control JVs are not investment companies under Section 3(a)(1)(A) for the same reasons that special purpose acquisition companies (“SPACs”) are not “investment companies.” SPACs in the ordinary course are vehicles that raise funds publicly to fund a planned acquisition of a controlling stake of a target company. Although SPACs raise funds publicly, whereas the Control JVs will do so privately, the Company does not believe that difference should impact the analysis under 3(a)(1)(A).

In 2022, the Commission proposed Rule 3a-10 under the Investment Company Act, which would have provided a safe harbor from the definitions of an “investment company” under Section 3(a)(1)(A) for SPACs.50 Ultimately, rather than adopting Rule 3a-10, the Commission set forth its views on facts and circumstances that are relevant to whether a SPAC meets the definition of “investment company” under the Investment Company Act.51 The Commission described SPACs and its views on the applicable Investment Company Act status analysis, in relevant part, as follows:

“Typically, a SPAC is organized for the purpose of merging with or acquiring one or more operating companies. The SPAC thereby provides its shareholders with the opportunity to own interests in a public entity that, in contrast to an investment company, will, as a result of the de-SPAC transaction, either be an operating company, or will, through a primarily controlled company, operate such operating company . . . .”

The Control JVs operate with the same fundamental purpose as do SPACs: to raise capital to acquire a controlling stake in a target company or companies. The Control JVs are formed and exist to acquire majority ownership or primarily controlling stakes in their underlying portfolio companies. Just as the Commission reasoned with respect to SPACs, the Company believes that the Control JV will “either be an operating company, or will, through a primarily controlled company, operate such operating company . . . .” following the completion of the proposed acquisition of the target portfolio company.52

Accordingly, the historical development of the proposed Control JVs indicates that they are not primarily engaged in the business of investing, reinvesting, or trading in securities.

Public Representations Concerning the Activities of the Control JVs

In terms of the public representation, the Company generally does not intend to provide substantial descriptions about its JVs individually, but rather represents its intentions with respect to the class of JVs as a whole. Thus, the public representation factor with respect to the Company’s significant subsidiaries is similar to the discussion above regarding the Company and its public representations of its primary business of acquiring, owning and controlling portfolio companies and employing the active ownership model described

[50]	See Special Purpose Acquisition Companies, Shell Companies, and Projections, SEC Release 33-11048, (Mar. 30, 2022).
[51]	Id. at 360.
[52]

Id. at 364. By way of contrast, the Commission noted in its discussion of SPACs that if a SPAC were to fail to “engage in a de-SPAC transaction but instead acquire a minority interest in a company with the intention of being a passive investor,” that SPAC may be deemed an investment company under Section 3(a)(1).

Securities and Exchange Commission	38	November 15, 2024

throughout the Company’s disclosure. As discussed above, the Company has consistently represented that the Company, including its significant subsidiaries, will be primarily engaged in managing the operation of its portfolio companies through the Control JVs, and has not represented its Control JVs as being engaged in investing, reinvesting or trading in securities.

The Activities of Officers and Directors of the Control JVs

Most of the Company’s Control JVs are expected to be structured as partnerships, and therefore it is anticipated that many Control JVs will not have officers or directors or a board in the traditional corporate sense. Instead, the Company expects that each Control JV will be operated directly by its general partners, one of which will be the Company. The Control JVs are expected to then, directly or indirectly, exercise a controlling influence over the acquired portfolio company through the exercise of the underlying portfolio company’s voting securities.

As discussed by the Commission in the SPAC releases, these activities in respect of a portfolio company that is a majority-owned subsidiary or primarily controlled subsidiary are not the activities of an “investment company” under the Investment Company Act. Moreover, as also discussed above in the context of the Avenue case, when a group of entities acquires a majority ownership interest in a portfolio company, they have not acquired securities.

The Nature of the Control JVs’ Assets and Income

It is anticipated that each Control JV will have as its only material asset and source of income its respective majority owning or primarily controlling interest in a single underlying portfolio company. As discussed above in the context of the Avenue case, these ownership interests should not be considered securities in the hands of the Control JV.

Even if they are considered securities, the Company notes that the one-time acquisition, the potential for additional incremental investments, and the potential for an eventual disposition of the portfolio company are the activities of “owning and holding” securities. These activities do not rise to the level of investing, reinvesting, or trading in securities.

Conclusion on the Control JVs’ Status Under Section 3(a)(1)(A)

The Company respectfully submits that the foregoing analysis demonstrates that the Control JVs do not propose to become primarily engaged in the business of investing, reinvesting or trading in securities, nor does the Company hold the Control JVs out as proposing to be primarily engaged in those activities. Accordingly, the Company does not believe the Control JVs would be deemed to be investment companies within the meaning of Section 3(a)(1)(A).

14.

Comment: Please provide a comprehensive legal analysis regarding whether you and each of your subsidiaries, including each JV, meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal

Securities and Exchange Commission	39	November 15, 2024

quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. We will refer your responses to this comment and the prior comment to the Division of Investment Management.

Response: The Company has not begun material operations as of the date of this letter. The Company had $0 of investment securities as of the end of the last quarter and thus would not be deemed an “investment company” under Section 3(a)(1)(C) of the Investment Company Act.

We have provided below a prospective analysis that details how the Company envisions it will test its compliance with Section 3(a)(1)(C) if the Company is able to successfully structure and operate its business in the manner in which it presently intends.

Because Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether the Company falls within that definition of an “investment company”, it is necessary to perform an entity-by-entity, bottom-to-top analysis of the Company’s intended JV structure to identify which of the Company’s total assets are “investment securities.”

The Portfolio Companies

At the bottom level, the Company will examine each potential portfolio company carefully when deciding whether the portfolio company would make a suitable target for acquisition. Most potential portfolio companies are operating companies that themselves would not be deemed investment companies under Section 3(a)(1)(C). Still, given that an investment company would not be an appropriate target for the Company’s strategy, the Company’s due diligence process will involve a review of the portfolio company’s balance sheet to confirm on a case-by-case basis that each portfolio company is in fact not an “investment company” under Section 3(a)(1)(C) (and Section 3(a)(1)(A)) or that the portfolio company can rely on an exemption from the definition of an “investment company” other than those exemptions found under Section 3(c)(1) or Section 3(c)(7) (collectively, the “Private Fund Exemptions”). It is not expected that any of the Company’s portfolio companies will need to rely on an exemption, as most will be operating companies that do not have significant investment securities among their assets.

Above each portfolio company, the Company expects that there may be intermediary holding entities that sit between the portfolio company and the JV that acquires it. The number and purpose of these intermediary entities vary from deal to deal, but they are frequently used to facilitate borrowing, limitation of liability, or other structuring purposes, including planning for or realizing tax efficiencies. Depending on the deal, there may be other investors, unaffiliated with the Company, who hold some level of investment in the portfolio company alongside the Company’s JV in these intermediary entities. Examples of these third parties could include senior management of the target portfolio company that will continue to hold some amount of equity post-acquisition.

Securities and Exchange Commission	40	November 15, 2024

In analyzing the status of each intermediary holding company under Section 3(a)(1)(C), the Company analyzes what percentage of its subsidiary’s outstanding voting securities is owned by each intermediary holding company.

The Joint Ventures

The point at which the Company’s capital is first mixed with capital from other investors (other EQT Vehicles or otherwise) is the JV that acquires an interest in the respective portfolio company. It is at that level that the Company exercises its control relative to other investors in a Control JV.

As described above, the Company’s Control JVs will own, directly or indirectly, either:

50% or more of the outstanding voting securities issued by a portfolio company, and thus the Control JV can treat such underlying portfolio company as a majority-owned subsidiary as that term is defined in Section 2(a)(24), and therefore the Control JV’s interests in the portfolio company will not be deemed “investment securities” as that term is defined in Section 3(a)(2), the result being that the Control JV will not be deemed an “investment company” under Section 3(a)(1)(C) because its sole material asset will be interests issued by a majority-owned subsidiary that is itself not an “investment company”;

or

more than 25% of the outstanding voting securities issued by a portfolio company, while being the largest shareholder of outstanding voting securities, and thus the Control JV can treat the portfolio company as a primarily controlled subsidiary under Rule 3a-1, and thus the Control JV’s interests in the portfolio company will not be securities under the definition of securities used under Rule 3a-1, the result being that the Control JV will not be deemed an “investment company” under Section 3(a)(1)(C) because it can rely on the safe harbor under Rule 3a-1 because its sole material asset will be interests issued by a primarily controlled subsidiary that is itself not an “investment company.”

As discussed above in response to Comment 2, the Company will be able to fully exercise its authority and responsibility as a general partner of Control JV. Accordingly, the Company expects that its general partner interests in Control JVs will not involve “the expectation of profits solely from the efforts of others,” and these interests therefore are not “securities” under Howey and Williamson, and thus are not “investment securities” for purposes of the Investment Company Act.53

[53]

Even if a fact finder were to determine that the Company’s general partner interests in its Control JVs are in fact “securities,” a conclusion with which the Company respectfully disagrees, the Company believes its general partner interests would be “voting securities” within the meaning of Section 2(a)(42) of the Investment Company Act, and therefore the Company would be able to treat each Control JV as a majority-owned subsidiary within the meaning of Section 2(a)(24) given that the Company will own exactly 50% of the Control JV’s outstanding voting securities. Section 2(a)(42) defines a “voting security” as any security presently entitling the owner or holder thereof to vote for the election of directors of a company; and Section 2(a)(12) defines the term “director” to mean any director of a corporation or any person performing similar functions with respect to any organization. The Commission and the Staff have taken the view that a general partner of a limited partnership usually performs a “similar function” with respect to the partnership as a director performs for a corporation and that the general partner, therefore, usually is a director of the limited partnership. In those circumstances, a general partner interest also may be deemed to be a voting security if the general partner has the right to vote for the election or removal of “directors” (i.e., general partners) of the partnership, or if the general partner possesses the de facto ability to determine or influence the determination of the identity of the partnership’s directors (i.e., general partners) by virtue of its own general partner interest. As one of two general partners of each Control JV, the Company would own exactly 50% of the outstanding voting securities of the Control JV, and therefore would be able to treat each Control JV as a majority-owned subsidiary within the meaning of Section 2(a)(24).

Securities and Exchange Commission	41	November 15, 2024

With respect any Non-Control JV, because the Non-Control JV will not acquire either a majority ownership or primarily controlling interest in the portfolio company, the securities of the portfolio company held by the Non-Control JV will be deemed investment securities under Section 3(a)(1)(C) or securities under Rule 3a-1. Accordingly, the Non-Control JVs will be deemed investment companies under Section 3(a)(1)(C).

GP Entities

Above each JV will be a deal-specific entity that holds the Company’s general partner interests in that JV (each, a “GP Entity”).

As discussed above, the Company believes that its general partner interests in respect of Control JVs will not be securities, pursuant to Howey and Williamson, and therefore they would also not be deemed investment securities under Section 3(a)(2). As a result, a GP Entity holding the Company’s interests in a Control JV will not be an “investment company” under Section 3(a)(1)(C) because its sole material asset will be securities issued by a majority-owned subsidiary that is itself not an “investment company.”

The Operating Subsidiary

The Company will establish a wholly owned subsidiary that will hold all of the Company’s interests in its various GP Entities (the “Operating Subsidiary”). The Operating Subsidiary may also from time to time hold Cash and Cash Equivalents that have been contributed by the Company or distributed from a JV.

The Company intends to manage the holdings of the Operating Subsidiary such that its Control JVs always account for more than 60% of the value of the total assets of the Operating Subsidiary, exclusive of Cash and Cash Equivalents. Accordingly, the Company intends to test the status of its Operating Subsidiary in accordance with the following formula:

The Company

At the level of the issuer, the Company’s holdings will be limited to 100% of the outstanding securities of the Operating Subsidiary, any Short-Term Investments (whether held directly or indirectly through a wholly owned subsidiary), and the Company’s direct holdings of Cash and Cash Equivalents.

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The unconsolidated nature of the Objective Test54 means that the value of the Company’s entire equity investment in the Operating Subsidiary will not constitute “investment securities” unless the applicable Operating Subsidiary were to fail the tests under Section 3(a)(1)(A) or 3(a)(1)(C).

Based on the above, the Company intends to test its status under Section 3(a)(1)(C) as follows:

Conclusions under Section 3(a)(1)(C)

Based on the foregoing, the Company believes that it will not be deemed an “investment company” under Section 3(a)(1)(C) so long as it is able to successfully manage its assets in accordance with the above outline.

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Nathan Somogie at (212) 455-2851, or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	EQT Infrastructure Company LLC
Erwin Thompson
Simpson Thacher & Bartlett LLP
Rajib Chanda
Mark Brod
Nathan Somogie
Nicholas Ridley

[54]	The Company does not intend to rely on Rule 3a-1 at the Company level.